Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C

Q3 FY24

•

First clinical data from the safety lead-in of AIPAC-003 in metastatic breast cancer shows 90mg dosing of efti safe and well tolerated: 50% overall response rate, including one patient reporting a complete response (complete disappearance of all lesions), and a 100% disease control rate

•	Subsequent to quarter end announced a positive preliminary response rate of 26.9% in first line metastatic head and neck squamous cell carcinoma patients with negative PD-L1 expression

•	Preclinical studies of IMP761 progressing to clinical trials mid-CY2024

•	Anne Anderson joins as independent non-executive director on Immutep’s Board

SYDNEY, AUSTRALIA – 29 April 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, provides an update on the ongoing development of its product candidates, eftilagimod alpha (efti) and IMP761 for the quarter ended 31 March 2024 (Q3 FY24).

EFTI DEVELOPMENT PROGRAM FOR CANCER

TACTI-002 (KEYNOTE-PN798) – Phase II clinical trial in 1L NSCLC

The TACTI-002 trial is ongoing with Immutep continuing to follow patients with 1L NSCLC (Part A) where, encouragingly, a median Overall Survival has not yet been reached in patients with high PD-L1 expression (TPS ≥50%). As previously reported at ESMO 2023, excellent median Overall Survival rates were seen across all levels of PD-L1 expression, including in patients expressing any PD-L1 (patients with a Tumor Proportion Score [TPS] of >1%) and patients with low PD-L1 expression (TPS 1-49%), with 35.5 months and 23.4 months reported respectively. Immutep has previously reported final data from Parts B and C of the TACTI-002 trial.

TACTI-003 (KEYNOTE-PNC34) – Phase IIb clinical trial in 1L HNSCC

The TACTI-003 multicenter Phase IIb trial evaluating efti in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) is ongoing with a total of 171 first line head and neck squamous cell carcinoma (1L HNSCC) patients enrolled. Cohort A evaluating efti in combination with KEYTRUDA® as compared to KEYTRUDA® monotherapy (randomised) involves 138 patients with PD-L1 positive (Combined Positive Score [CPS] ≥1) tumours and Cohort B (non-randomised) includes 33 patients with PD-L1 negative tumours.

Subsequent to quarter end Immutep announced positive preliminary topline results from Cohort B. The investigational immuno-oncology combination demonstrates an overall response rate (ORR) of 26.9% and disease control rate (DCR) of 57.7% in 26 evaluable patients whose tumours do not express PD-L1 (CPS<1), according to RECIST 1.1, which compares favourably to historical controls.

The final number of evaluable patients in Cohort B is expected to be higher and additional data, including complete response rate, is expected to be released together with Cohort A data. Data collection, cleaning, and analysis continue for TACTI-003, and the Company expects to report the primary endpoint (overall response rate according to RECIST1.1) from Cohorts A & B in H1 CY2024.

TACTI-004 – Phase III registrational trial in 1L NSCLC

Immutep continued to advance the necessary preparations for the Phase III TACTI-004 trial in first line non-small cell lung cancer (1L NSCLC) during the quarter. Productive interactions with regulatory agencies as well as with other stakeholders and potential partners are ongoing. Immutep expects to announce the trial design for TACTI-004 in H1 CY2024.

AIPAC-003 – Integrated Phase II/III trial in MBC

Immutep announced the first clinical data from the 90mg dosing of efti, the highest dose ever administered to patients, from patients participating in the safety lead-in of the AIPAC-003 trial in metastatic breast cancer (MBC). Data from the six patients in the safety lead-in showed the 90mg dose of efti in combination with paclitaxel is safe and well tolerated. The initial efficacy data was also encouraging, with a 50% overall response rate, including one patient reporting a complete response (complete disappearance of all lesions), and a 100% disease control rate. The trial has proceeded to the randomised Phase II portion of study consisting of up to 58 evaluable patients who will receive 30mg efti or 90mg efti to determine the optimal biological dose of efti in combination with paclitaxel. Currently, 34 patients have been dosed in the randomised part. Further updates from AIPAC-003 will be provided in CY2024.

INSIGHT-003 – Phase I in non-squamous 1L NSCLC

The investigator-initiated INSIGHT-003 trial continued to enrol patients throughout the quarter, with 38 out of a total of 50 patients enrolled and safely dosed across six sites in Germany. INSIGHT-003 evaluates a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy (carboplatin and pemetrexed) and anti-PD-1 therapy (pembrolizumab) in patients as first line treatment in non-squamous NSCLC adenocarcinomas.

INSIGHT-005 – Phase I trial in Urothelial Carcinoma

The first patient in the investigator-initiated INSIGHT-005 trial was enrolled and safely dosed, as announced in January 2024. The study is evaluating efti and the anti-PD-L1 therapy BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial cancer and is jointly funded with Merck KGaA, Darmstadt, Germany.

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

The investigator-initiated EFTISARC-NEO trial is ongoing with 14 patients now enrolled and safely dosed. The study evaluates efti in combination with pembrolizumab and radiotherapy in up to 40 soft tissue sarcoma (STS) patients in the neoadjuvant (prior to surgery) setting.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 is the Company’s proprietary preclinical candidate and world’s first LAG-3 agonist that aims to treat the underlying cause of multiple autoimmune diseases. Throughout the quarter, Immutep progressed its pre-clinical development and IND-enabling toxicology studies for IMP761 to evaluate the safety and toxicity of its product candidate before entering first-in-human trials.

Subsequent to quarter end, Immutep entered into an agreement with the Centre for Human Drug Research (CHDR), a world-class institute in Leiden, the Netherlands specializing in cutting-edge early-stage clinical drug research, to perform a first-in-human clinical study of IMP761, which it expects to begin mid-CY2024.

GLAXOSMITHKLINE (GSK) - IMP731 (GSK2831781)

As detailed in Immutep’s half year report in February 2024, Immutep received from GSK a written notice of termination of its exclusive License and Research Collaboration Agreement with GSK entered into in 2010 for the development of GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody, targeting autoimmune disease, with an effective termination date of 30 May 2024. The Company expects no material impact on the financial statements due to the termination.

CORPORATE & FINANCIAL SUMMARY

Board Appointment

In February 2024, Anne Anderson was appointed as an independent non-executive director of Immutep Limited. Ms Anderson has extensive board and leadership experience serving Australian and international companies and brings considerable capability across capital markets, risk management and governance to Immutep’s Board.

Cash Flow Summary

During the quarter, Immutep continued to fund the advancement of its clinical trial programs for efti and preclinical program for IMP761 to create value for shareholders. The Company is well funded with a strong cash and cash equivalent balance as at 31 March 2024 of approximately $95.4 million, giving it an expected cash reach into early CY2026.

Cash receipts from customers in Q3 FY24 were $14k, compared to $38k in Q2 FY24. The net cash used in G&A activities in the quarter was $0.7 million, compared to $0.8 million in Q2 FY24. Payments of $310k to Related Parties (detailed in Item 6 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration.

The net cash used in R&D activities in the quarter was $6.9 million, which is consistent with Q2 FY24. Payment for staff costs was $2.0 million in the quarter compared to $2.2 million last quarter.

Total net cash outflows used in operating activities in the quarter was $9.0 million compared to $5.5 million in Q2 FY24. This difference was mainly due to the receipt of $3.8 million in R&D tax grants in Q2 FY24.

A copy of the Appendix 4C -Quarterly Cash Flow Report for the quarter is attached.

About Immutep

Immutep is a clinical stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	31st March 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	14	184
1.2	Payments for
	(a) research and development	(6,893)	(23,490)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(104)	(381)
	(d) leased assets	—	—
	(e) staff costs	(2,006)	(6,544)
	(f) administration and corporate costs	(730)	(3,162)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	742	2,718
1.5	Interest and other costs of finance paid	(10)	(21)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	3,774
1.8	Other (provide details if material)	—	(409)

1.9	Net cash from / (used in) operating activities	(8,987)	(27,331)
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	(3)	(20)
	(d) investments	—	(86)
	(e) intellectual property	(535)	(863)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
	(f) other non-current assets	16	16
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	—	—
	(e) intellectual property	—	—
	(f) other non-current assets	(37)	(37)
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(559)	(990)
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	(296)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material) -Payment for the finance lease liability under AASB 16) -refund for Overpayment from shareholder	(55 —)	(195 7)

3.10	Net cash from / (used in) financing activities	(55)	(484)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	103,735	123,418
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,987)	(27,331)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(559)	(990)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(55)	(484)
4.5	Effect of movement in exchange rates on cash held	1,280	801

4.6	Cash and cash equivalents at end of period	95,414	95,414

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	11,024	44,895
5.2	Call deposits	49,465	49,409
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	34,925	9,431

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	95,414	103,735

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		310
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(8,987)
8.2	Cash and cash equivalents at quarter end (item 4.6)		95,414
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		95,414
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		10.62

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 29 April 2024

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.